Filed by Choice Hotels International, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Wyndham Hotels & Resorts, Inc.

(Commission File No. 001-38432)

CHOICE HOTELS®   WYNDHAM HOTELS & RESORTS



# Choice Proposes to Acquire Wyndham

## Transaction Would Create a Leading Hotel Platform, Well-Positioned to Serve the Evolving Needs of the "Value-Driven" Traveler

**$9.8 B**
TRANSACTION[1]

**$90.00**
IN CASH & STOCK

**$49.50**
PER SHARE IN CASH

**0.324**
IN CHOICE COMMON STOCK[2]

Provides Wyndham shareholders with cash or stock election mechanism, subject to customary proration mechanism

Represents
**26%**
Premium to Wyndham's 30-day volume-weighted average closing price ending on October 16, 2023

## The combination of Choice and Wyndham would deliver significant financial and strategic benefits:

- Combines two complementary hotel franchising companies, accelerating opportunities for sustained long-term growth
- Creates a leading hotel platform better positioned to continue capturing a large and growing market opportunity
- Increases opportunity for return on investment for franchisees
- Enhances competitive position against larger industry players
- Creates additional capacity to further support the company's revenue intense strategy, ultimately helping drive growth across its organic revenue levers

**~16,360**
Open Hotels Globally

**~97%**
Of U.S. Hotels Are Select Service

**>2,700**
Hotels in Global Pipeline

**112**
Countries & Territories Worldwide

**60 M**
Choice Privileges Rewards Members

**99 M**
Wyndham Rewards Members

Only lodging company
**~100%**
Franchised[3]



All figures as of December 31, 2022
[1] Valuation includes the assumption of Wyndham's net debt
[2] For each Wyndham share owned
[3] Choice Hotels and Wyndham owned and/or managed 19 hotels and 72 hotels respectively as of December 31, 2022

## Choice is making its proposal public following six months of dialogue

### April 2023

Choice Chairman contacted Wyndham Chairman as an extension of their conversations over the past decade, indicating proposal would be forthcoming.

### April 28, 2023: Initial Offer

**Wyndham rejected the proposal and refused to engage in further discussions**

Offer Price: $80
Premium: ~20%[4]

Choice sent its initial letter to Wyndham, proposing to acquire Wyndham for $80 per share, comprised of 40% cash and 60% Choice stock.

### May 15, 2023: Offer #2

**Wyndham and Choice's Respective Board Chairs and CEOs Meet In Person**

Offer Price: $85
Premium: 26%[5]

Following weeks of continued attempted engagement, Choice submitted a second letter, in which Choice:

- Increased the proposed price to $85 per share, comprised of 55% cash and 45% Choice stock
- Explained that further discussions could clarify Wyndham's hesitation to proceed
- Offered participation in the combined company's governance

### August 21, 2023: Best and Final Offer

**September 2023**

Wyndham and Choice Board Chairs continue to engage, along with respective financial and legal advisors.

Wyndham acknowledged the strategic rationale of the proposal and that terms were within a negotiable range, but raised questions regarding the value of Choice's stock and timing for obtaining regulatory approvals.

Offer Price: $90
Premium: 37%[6]

Following the meeting, Choice submitted a fourth letter, increasing the proposed price to $90 per share.

The proposal also included a cash or stock election mechanism, which would provide Wyndham shareholders with the ability to choose either cash, stock or a combination of cash and stock consideration, subject to a customary proration mechanism.

### Ongoing Engagement

**Wyndham Ends Further Discussions**

During a follow-up call with respective advisors and Board Chairs, Wyndham made it clear they were unwilling to proceed with further discussions.

Choice offered to enter into a one-way, short-term non-disclosure agreement to facilitate addressing Wyndham's concerns, and made its external counsel available for several discussions.

[4]Based on 30-day volume-weighted average share price as of 4/27
[5]Based on 30-day volume-weighted average share price as of 5/12
[6]Based on unaffected price of 5/22

## With Choice + Wyndham, Everybody Wins



### FRANCHISEES

- Capitalizes on Choice's proven franchise success system, driving topline reservation delivery to hotel owners and lowering costs of operations
- Nearly doubles resources available to spend on marketing and driving direct bookings to franchisees' hotels, lowering the cost of customer acquisition
- Establishes even larger rewards member base on par with top two global programs in hospitality
- Drives more business through lower cost direct booking channels, customer acquisition fees and operating costs
- Promotes increased investment in innovation in proprietary technology systems, processes, and training at the hotel and corporate level
- Broad portfolio of brands across segments and stay occasions within a single system



### SHAREHOLDERS

- 26% premium to Wyndham's 30-day volume-weighted average closing price ending on October 16, 2023, an 11% premium to the 52-week high, and an 30% premium to the latest closing price
- Enables Wyndham shareholders to benefit from Choice's historically 3x higher EBITDA multiple on a go-forward basis and receive deferred tax treatment on their stock considerations
- Creates additional capacity to further support the company's revenue intense strategy, ultimately helping drive growth across its organic revenue levers
- Generates predictable high free cash flow through asset-light, fee-for-service model
- Offers Wyndham two seats on combined company's board



### ASSOCIATES

- Ability to retain and attract "best in class" talent
- Greater opportunities for advancement and career growth as part of a larger, more diversified organization
- Combines two performance-driven cultures



### GUESTS

- Creates an combined rewards program on par with the top two global programs in hospitality
- Builds a global network of brands and hotels, meeting the needs of value-driven travelers across geographies, stay occasions and price points
- Provides improved data analytics to personalize communications and tailor recommendations to meet the needs of up to 160 combined rewards members

Clear Roadmap to Completion Regulatory approvals expected Committed to in due course transaction Choice is confident in ability to obtain fully committed financing Choice strongly believes that the transaction is pro-competitive based on indications from two separate bulge bracket global and will benefit all stakeholders, including Wyndham’s and banks for the entire cash portion of our proposal. Choice’s franchisees and guests. Choice is confident that all regulatory approvals can be Choice and its advisors are prepared to immediately continue obtained in due course to permit closing the transaction. engaging with Wyndham to work toward a definitive agreement. FOR MORE INFORMATION VISIT CREATEVALUEWITHCHOICE.COM Forward-Looking Statements Information set forth herein includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as “expect,” “estimate,” “believe,” “anticipate,” “should,” “will,” “forecast,” “plan,” “project,” “assume,” or similar words of futurity. All statements other than historical facts are forward-looking statements. These forward-looking statements are based on management’s current beliefs, assumptions and expectations regarding future events, which, in turn, are based on information currently available to management. Such statements include, but are not limited to, the ultimate outcome of any possible transaction between Choice and Wyndham (including the possibility that the parties will not agree to pursue a business combination transaction or that the terms of any definitive agreement will be materially different from those described herein); uncertainties as to whether Wyndham will cooperate with Choice regarding the proposed transaction; Choice’s ability to consummate the proposed transaction with Wyndham; the conditions to the completion of the proposed transaction, including the receipt of any required shareholder approvals and any required regulatory approvals; Choice’s ability to finance the proposed transaction with Wyndham; Choice’s indebtedness, including the substantial indebtedness Choice expects to incur in connection with the proposed transaction with Wyndham and the need to generate sufficient cash flows to service and repay such debt; the possibility that Choice may be unable to achieve expected synergies and operating efficiencies within the expected timeframes or at all and to successfully integrate Wyndham’s operations with those of Choice, including the Choice loyalty program; the possibility that Choice may be unable to achieve the benefits of the proposed transaction for its franchisees, associates, investors and guests within the expected timeframes or at all, including that such integration may be more difficult, time-consuming or costly than expected; that operating costs and business disruption (without limitation, difficulties in maintaining relationships with associates, guests or franchisees) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; and that the retention of certain key employees may be difficult. Such statements may relate to projections of the company’s revenue, expenses, adjusted EBITDA, earnings, debt levels, ability to repay outstanding indebtedness, payment of dividends, repurchases of common stock and other financial and operational measures, including occupancy and open hotels, RevPAR, the company’s ability to benefit from any rebound in travel demand, and the company’s liquidity, among other matters. We caution you not to place undue reliance on any such forward-looking statements. Forward-looking statements do not guarantee future performance and involve known and unknown risks, uncertainties and other factors. These and other risk factors that may affect Choice’s operations are discussed in detail in the company’s filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and, as applicable, our Quarterly Reports on Form 10-Q. Choice undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Non-GAAP Financial Measurements and Other Definitions The company evaluates its operations utilizing, among others, the performance metric adjusted EBITDA, which is a non-GAAP financial measurement. This measure should not be considered as an alternative to any measure of performance or liquidity as promulgated under or authorized by GAAP, such as net income. The company’s calculation of this measurement may be different from the calculations used by other companies, including Wyndham, and comparability may therefore be limited. We discuss management’s reasons for reporting this non-GAAP measure and how it is calculated below. In addition to the specific adjustments noted below with respect to adjusted EBITDA, the non-GAAP measures presented herein also exclude restructuring of the company’s operations including employee severance benefit, income taxes and legal costs, acquisition related due diligence, transition and transaction costs, and gains/losses on sale/disposal and impairment of assets primarily related to hotel ownership and development activities to allow for period-over-period comparison of ongoing core operations before the impact of these discrete and infrequent charges. Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization: Adjusted EBITDA reflects net income excluding the impact of interest expense, interest income, provision for income taxes, depreciation and amortization, franchise-agreement acquisition cost amortization, other (gains) and losses, equity in net income (loss) of unconsolidated affiliates, markto-market adjustments on nonqualified retirement plan investments, share based compensation expense (benefit) and surplus or deficits generated by reimbursable revenue from franchised and managed properties. We consider adjusted EBITDA and adjusted EBITDA margins to be an indicator of operating performance because it measures our ability to service debt, fund capital expenditures, and expand our business. We also use these measures, as do analysts, lenders, investors, and others, to evaluate companies because it excludes certain items that can vary widely across industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels, and credit ratings, and share based compensation expense (benefit) is dependent on the design of compensation plans in place and the usage of them. Accordingly, the impact of interest expense and share based compensation expense (benefit) on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. These measures also exclude depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets or amortizing franchise-agreement acquisition costs. These differences can result in considerable variability in the relative asset costs and estimated lives and, therefore, the depreciation and amortization expense among companies. Mark-to-market adjustments on non-qualified retirement-plan investments recorded in SG&A are excluded from EBITDA, as the company accounts for these investments in accordance with accounting for deferred-compensation arrangements when investments are held in a rabbi trust and invested. Changes in the fair value of the investments are recognized as both compensation expense in SG&A and other gains and losses. As a result, the changes in the fair value of the investments do not have a material impact on the company’s net income. Surpluses and deficits generated from reimbursable revenues from franchised and managed properties are excluded, as the company’s franchise and management agreements require these revenues to be used exclusively for expenses associated with providing franchise and management services, such as central reservation and property-management systems, hotel employee and operating costs, reservation delivery and national marketing and media advertising. Franchised and managed property owners are required to reimburse the company for any deficits generated from these activities and the company is required to spend any surpluses generated in future periods. Since these activities will be managed to break-even over time, quarterly or annual surpluses and deficits have been excluded from the measurements utilized to assess the company’s operating performance. RevPAR: RevPAR is calculated by dividing hotel room revenue by the total number of room nights available to guests for a given period. Management considers RevPAR to be a meaningful indicator of hotel performance and therefore company royalty and system revenues as it provides a metric correlated to the two key drivers of operations at a hotel: occupancy and ADR. The company calculates RevPAR based on information as reported by its franchisees. To accurately reflect RevPAR, the company may revise its prior years’ operating statistics for the most current information provided. RevPAR is also a useful indicator in measuring performance over comparable periods. Pipeline: Pipeline is defined as hotels awaiting conversion, under construction or approved for development, and master development agreements committing owners to future franchise development. Additional Information This communication does not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication relates to a proposal that Choice has made for a business combination transaction with Wyndham. In furtherance of this proposal and subject to future developments, Choice (and, if applicable, Wyndham) may file one or more registration statements, proxy statements, tender or exchange offers or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, tender or exchange offer document, prospectus or other document Choice and/or Wyndham may file with the SEC in connection with the proposed transaction. Investors and security holders of Choice and Wyndham are urged to read the proxy statement(s), registration statement, tender or exchange offer document, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to shareholders of Choice and/or Wyndham, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Choice through the web site maintained by the SEC at www.sec. gov, and by visiting Choice’s investor relations site at www.investor.choicehotels.com. This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Choice and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Choice’s executive officers and directors in the Annual Report on Form 10-K for the year ended December 31, 2022 filed by Choice with the SEC on March 1, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender or exchange offer documents or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and by visiting Choice’s investor relations site at www.investor.choicehotels. com.